ElectroniXiQ, Inc.



ANNUAL REPORT

88 North Avondale Rd.

Avondale Estates, GA 30002

0

https://teamxiq.com/

This Annual Report is dated April 24, 2021.

BUSINESS

ElectroniXiQ was formed on April 15, 2015 ("Inception") in the State of Georgia as a Limited Liability Company (LLC). The company converted to a Georgia corporation on May 19, 2017. On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, FleetQi™ (FKA the Stinger), replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The FleetQi™ (FKA the Stinger), generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger Pro app interfaces with the FleetQi™ (FKA the Stinger), unit to provide secured mobile activation and user engagement. The company is currently developing

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

None.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Revenues
2020 sales of $105,444 were 46% higher than 2019 sales of $72,137. The company sold 773 stinger units in 2020 versus 664 in 2019.

Cost of sales
2019 cost of sales were $45,011 versus $39,231 in 2019. Cost of sales includes COGS, outsourced direct labor & assembly, manufacturing overhead related costs, shipping and other direct costs. COGS include core components used in the assembly of each unit: plastic enclosure, PCB (printed circuit board), and keypads, along with other components (cables, fuses, bolts/nuts, etc.).

Gross margins
2020 gross profit was $60,443 (57% margin) versus $32,906 (46% margin) in 2019. Better margin in 2020 is primarily related to higher sales per unit average price versus 2019.

Expenses
2020 expenses of $66,597 were 18% lower than 2019 expenses of $81,127. Included in this "Expenses" category are general administrative expenses, sales and marketing, and R&D expenses. 2020 general and administrative expenses were 34% or $18K lower than 2019. Most of this decrease comes from no stock compensation expense recorded in 2020, as these shares were fully vested in 2019. Sales and marketing expenses were 33% lower in 2020, primarily due to less business development expenses. R&D related expenses in 2020 were $7K or 44% higher versus 2019.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $43,521.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Capital One Credit Card
Interest Rate: 16.99%
Material Terms: Credit card

Creditor: Small Business Administration
Interest Rate: 3.75% per year
Maturity Date: June 16, 2050
Material Terms: $13,500 principal

Creditors: 6 convertible note holders
Interest Rate: 10% per year
Maturity Date: Several between 9/20/21 and 9/18/22
Material Terms: $127,000 aggregate principal

Creditor: Steven Hickson
Interest Rate: interest free
Material Terms: $9,568 principal

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Karlos Walkes: Founder, President, Director, CEO
Florien Meier: Founder, Vice President, Director, CTO
Steven Hickson: Director, CFO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Karlos Walkes / Voting Common Stock / 978,773 shares / 40% of total outstanding shares
Florian Meier / Voting Common Stock / 978,773 shares / 40% of total outstanding shares

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001

per share. As of December 31, 2020, 2,443,732 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws:

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

ElectroniXiQ, Inc.

By /s/ *Karlos Walkes*

      Name: <u>Karlos Walkes</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



ElectroniXiQ

COMBINED FINANCIAL STATEMENTS for:

ElectroniXiQ, Inc. (Georgia corporation)

ElectroniXiQ Holdings, Inc. (Delaware Corporation)

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2020



ElectroniXiQ
COMBINED BALANCE SHEET
(unaudited)
As of 12/31/2020

	ElectroniXiQ Inc	ElectroniXiQ Holdings Inc	Eliminations	Combined 12/31/2020	12/31/2019
Assets					
Current assets					
Cash	$43,521	$0		$43,521	$7,521
Accounts receivable	$139	$0		$139	$22,900
Inventory	$25,532	$0		$25,532	$35,731
Prepaid expense	$6,214	$0		$6,214	$4,837
Other current assets	$0	$0		$0	$0
Total current assets	**$75,405**	**$0**	**$0**	**$75,405**	**$70,988**
Property and equipment, net	$2,392	$0		$2,392	$4,783
Intangible assets, net	$24,928	$0		$24,928	$27,497
Investment in ElectroniXiQ Inc	$0	$222,702	($222,702)	$0	$0
Other assets	$0	$0		$0	$0
Total assets	**$102,724**	**$222,702**	**($222,702)**	**$102,724**	**$103,268**
Liabilities & Equity					
Current liabilities					
Accounts payable	$1,589	$0		$1,589	$3,605
Lines of credit	$5,638	$0		$5,638	$10,638
Deferred revenue	$0	$0		$0	$0
Notes payable- current	$61,397	$0		$61,397	$44,100
Other	$9,613	$0		$9,613	$9,690
Total current liabilities	**$78,236**	**$0**	**$0**	**$78,236**	**$68,032**
Notes payable- long term, net of current portion	$88,211	$0		$88,211	$136,908
Other long-term loans	$13,795	$0		$13,795	
Total liabilities	**$180,242**	**$0**	**$0**	**$180,242**	**$204,940**
Equity					
Investment from ElectroniXiQ Holdings, Inc	$222,702	$0	($222,702)	$0	$0
Common Stock	$0	$2,444		$2,444	$23,788
Additional Paid-In-Capital	$0	$242,816		$242,816	$174,924
Discount on Common	$0	($22,558)		($22,558)	($22,558)
Treasury Stock	$0	$0		$0	$1,048
Retained Earnings (Accumulated Losses)	($278,874)	$0		($278,874)	($215,845)
Current Period Income (loss)	($21,346)	$0		($21,346)	($63,029)
Total Equity	**($77,518)**	**$222,702**	**($222,702)**	**($77,518)**	**($101,672)**
Total liability and equity	**$102,724**	**$222,702**	**($222,702)**	**$102,724**	**$103,268**



ElectroniXiQ
COMBINED STATEMENT OF OPERATIONS
(unaudited)

For period ended December 31, 2020

	ElectroniXiQ Inc	ElectroniXiQ Holdings Inc	**Combined Total 2020**	**Total 2019**
Revenues	$105,444	$0	$105,444	$72,137
Cost of revenues	$45,011	$0	$45,011	$39,231
Gross profit	$60,433	$0	$60,433	$32,906
Operating expenses				
General and administrative	$35,615	$0	$35,615	$53,742
Sales and marketing	$7,338	$0	$7,338	$10,987
Research & development	$23,644	$0	$23,644	$16,398
Total operating expenses	$66,597	$0	$66,597	$81,127
Operating income/ (loss)	($6,164)	$0	($6,164)	($48,220)
Other (income)/ expense				
Interest expense	$16,474	$0	$16,474	$13,666
Other miscellaneous expense/(Income)	($1,292)	$0	($1,292)	$1,143
Total other (income) expense	$15,182	$0	$15,182	$14,809
Net income (loss)	**($21,346)**	**$0**	**($21,346)**	**($63,029)**



ElectroniXiQ

Combined Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income/ (Loss)	($21,346)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation and amortization	$12,387
Stock Based Compensation	$0
Changes in Operating Activities	
Accounts Receivable (A/R)	$22,761
Inventory	$10,199
Prepaid Expenses	($1,377)
Accounts Payable (A/P)	($7,016)
Other Payables	$27,818
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$43,426**
INVESTING ACTIVITIES	
Patents & Licenses	($2,940)
Capitalized Apps & Software Design	($4,487)
Net cash provided by investing activities:	**($7,427)**
FINANCING ACTIVITIES	
Proceeds from C-Notes Payables	$0
Net cash provided by financing activities	**$0**
Net cash increase for period	**$36,000**
Cash at beginning of period	$7,521
Cash at end of period	**$43,521**



ElectroniXiQ
COMBINED STATEMENT OF EQUITY

As of 12/31/2020

	Common Stock		Paid-In-Capital / (Discount on Common)	Treasury Shares	Retained Earnings / (Accumulated Losses)	Total
	Shares	**Par Value**				
Balance @ 12/31/2019	**2,391,491**	**$23,788**	**$152,366**	**$1,047**	**($278,874)**	**($101,672)**
Common Shares issued: C-Notes Conversion- par value $0.001	52,241	$522	$44,978			$45,500
Adjustments	0	($21,867)	$22,914	($1,047)	$0	$0
Current Period Net Income / (Loss)					($21,346)	($21,346)
Balance @ 12/31/2020	**2,443,732**	**$2,444**	**$220,258**	**$0**	**($300,220)**	**($77,518)**

Note: Adjustments to Par-value price related to share exchange plan



ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

ElectroniXiQ was formed on April 15, 2015 ("Inception") in the State of Georgia as a Limited Liability Company (LLC). The company converted to a Georgia corporation on May 19, 2017.

On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.

Accordingly, the financial statements represented and reported herein combine activity from both entities under the name ElectroniXiQ (which may also be referred to as the "Company", "we," "us," or "our"). These combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in the city of Avondale Estates, in the state of Georgia.

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, the Stinger, replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The Stinger generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger app interfaces with the Stinger unit to provide secured mobile activation and user engagement. The company is currently developing additional features and technologies compatible with existing Stinger models, as well as future hardware and/or software.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.



The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020, the company had a combined cash bank balance of $43,521.

Accounts Receivable
Accounts receivable are reported net of allowance for bad debts. This amount represents the amount management expects to collect from outstanding balances. As of December 31, 2020, the company showed an accounts receivable balance of $139. Also, the company has not recorded any allowance for bad debts, as all sales have been collected.

Inventories
Inventories consist primarily of assembled units, and/or components necessary for the assembly of products. Components are primarily plastic enclosures, printed circuit boards, and keypads needed to manufacture all "Stinger" models. Inventories are recorded using the FIFO (first-in, first-out) method.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the useful life of the asset. The only asset recorded under this line item is a plastic mold tooling needing in the production of the plastic enclosures that go into each product unit. Useful life for this equipment is estimated at 60 months.

Intangible Assets
The company capitalizes patent related costs, mobile app/software development costs, and branding & marketing design costs under Intangible Assets. As of December 31, 2020, amortization expense recorded was related to mobile app/software development costs, marketing costs related to retail packaging design, and granted patents. App/software development costs are amortized using the straight-line method over an estimated useful life of 24 months, while marketing design costs are amortized over 36 months. Costs related to patents are amortized over 8 years from the date the patent is granted.

Revenue Recognition
The Company recognizes revenues from sales of stinger units and/or other products/services directly to consumers, retailer, or wholesaler when (a) persuasive evidence that an agreement exists; (b) the products have been shipped and/or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock award has been estimated on the date of grant using a revenue multiple valuation model.

Cost of Revenues
Cost of Revenues include all manufacturing related costs (direct materials, direct labor, and manufacturing overhead), shipping and handling, and all other costs related the production and sales of stinger units.



Research and Development
Product development costs are incurred during the process of researching, testing, and developing products and technologies and future manufacturing processes.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consisted of the following:

	2020	**2019**
Equipment	$11,957	$11,957
Computer & Software	$0	$0
Furniture & Fixtures	$0	$0
Leasehold Improvements	$0	$0
Total Property & Equipment	$11,957	$11,957
Accumulated Depreciation	($9,566)	($7,174)
	$2,392	**$4,783**

The Equipment line item pertains solely to a plastic mold tool used to make the plastic enclosures that go into the assembly of the company's core products. This mold is being depreciated on a straight-line basis with a useful life of 60 months. For 2020, the company recorded depreciation expense of $2,391. This expense is being reported as manufacturing overhead under "Cost of Revenues".



NOTE 4 – INTANGIBLE ASSETS

As of December 31, 2020, intangible assets consisted of the following:

	2020	**2019**
Patents	$23,289	$20,349
Mobile App & Software Development	$52,860	$50,625
Branding & Marketing Assets	$7,469	$5,217
Total Intangible Assets	$83,618	$76,191
Accumulated Amortization	($58,690)	($48,695)
	$24,927	**$27,497**

Amortization expense recorded during 2020 was $9,996 related to mobile app and software development, capitalized marketing design costs, and granted patents. App/software development and marketing design costs are amortized based on an estimated useful life of 24 and 36 months, respectively. Patents are amortized over 8 years from the date the patent is granted.

NOTE 5 – DEBT

As of December 31, 2020, ElectroniXiQ had the following debt:

	2020	**2019**
Current Liabilities		
Accounts Payable	$1,589	$3,605
Lines of Credit		
Capital One Business Credit Card	$5,638	$10,638
Kabbage Line of Credit	$0	$0
Sub-total Lines of Credit	$5,638	$10,638
Current Portion- Long Term Debt		
Convertible Notes	$50,000	$35,000
Accrued Interest (C-Notes)	$11,397	$9,100
Sub-total Current Portion of LTD	$61,397	$44,100
Other		
Related Party Loan (Steven Hickson)	$9,568	$9,568
Other	$45	$122
Sub-total Other	$9,613	$9,690
Total Current Liabilities	$78,236	$68,032
Long Term Liabilities		
Convertible Notes- net of current portion	$77,000	$127,000
Accrued Interest (C-Notes)	$11,211	$9,908
SBA Loan (principal & accrued interest)	$13,795	$0
Total Long-Term Liabilities	$102,006	$136,908
Total Debt	**$180,242**	**$204,940**



Convertible Notes
As of December 31, 2020, the company's debt was primarily composed of $150K ($127K principal and $23K accrued interest) in convertible notes. The notes bear an interest rate of 10% per annum and varied maturity dates ranging from September 20, 2021 to September 18, 2022. Interest on these notes is accrued monthly but will be paid in arrears at maturity. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section. Equity conversion of these notes is triggered by a qualified equity raise of at least $500K or maturity of the convertible note.

During 2020, three convertible notes totaling $45,500 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 52,241 common shares issued to each of these three convertible notes holders.

Capital One Business Credit Card
The company also uses a business credit card issued by Capital One, As of December 31, 2020, the balance on this credit card was $5,638.

Economic Disaster Injury Loan
On June 16, 2020, the company was granted a small business administration loan for $13,500 under the COVID-19 Economic Disaster Relief program. The loan carries an interest rate of 3.75% per annum and a term of 30 years. Repayment is deferred for one year.

Related Party Transactions
As of December 31, 2020, the company had only one related party transactions: an interest-free loan for $9,568 from Steven Hickson, the company CFO, and a Shareholder.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.

Steven Hickson's loan has been recorded under "Other" on the current liabilities section of the balance sheet.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. As of December 31, 2020, there were no material commitments.

NOTE 7 – STOCKHOLDERS' EQUITY

On December 28, 2020, ElectroniXiQ, Inc. (the Georgia corporation), established a holding company structure through a share exchange agreement with a newly formed Delaware corporation, ElectroniXiQ Holdings, Inc. Under the terms on this share exchange, each shareholder of ElectroniXiQ, Inc exchanged their shares of common stock for shares of common stock of ElectroniXiQ Holdings, Inc. As it is common in these types of holding company structures, the original corporation, ElectroniXiQ Inc. will continue to manage commercial and day-to-day operations, while the newly created ElectroniXiQ Holdings Inc. will oversee investment opportunities and issuance of new shares.



Common Stock
The company authorized the issuance of 10,000,000 shares of common stock, with par value of $0.001 per share.

As of December 31, 2020, the company has issued 2,443,732 shares of common stock: 2,429,586 voting common shares with par value of $0.001 issued to founders and former convertible note holders and 14,146 non-voting common shares with par value of $0.001 issued to regulation CF investors.

Conversion of Notes
During 2020, three convertible notes totaling $45,500 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 52,241 common shares issued to each of these three convertible notes holders.

Restricted Stock Based Compensation / Stock Award Agreements
2,282,476 common shares were part of a stock award agreement compensation plan to founders and executives of the company. As of December 31, 2019, all these shares had fully vested; therefore, the company did not record any stock-based compensation expense during 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

As disclosed under NOTE 3- DEBT, the company currently holds an interest free loan for $9,568 from Steven Hickson, one of the company's officers and shareholders.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 1, 2021.

On January 7, 2021, the company entered into a stock purchase agreement with SportsTech Accelerator Fund LLC. Under the terms of this agreement, SportsTech agreed to purchase 220,264 shares of common stock for an investment of $50,000 and the opportunity for ElectroniXiQ to participate in a 12-week accelerator program. The program provides participating companies hands-on education and skills development, support resources, access to mentoring, networking, and contacts with advisors. This stock purchase agreement was finalized on February 22, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Karlos Walkes, Principal Executive Officer of ElectroniXiQ, Inc., hereby certify that the financial statements of ElectroniXiQ, Inc. included in this Report are true and complete in all material respects.

Karlos Walkes

Principal Executive Officer